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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

AB 7/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/05 AND ENDING 2/28/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas - 11th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John DeMasi (212) 782-6863
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 7/8/06

AFFIRMATION

I, Teruaki Fujimoto, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (formerly known as Mitsubishi Securities (USA), Inc.) (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) at and for the year ended February 28, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

April 24, 2006

Mr. Teruaki Fujimoto Date

Executive Vice President

Title

Subscribed and sworn to before me on
this 25 day of April 2006

Notary Public

NANCY MALLM MORTON
NOTARY PUBLIC, State of New York
No. 01MO4934097
Qualified in New York County
Commission Expires June 13, 2006

MITSUBISHI UFJ SECURITIES (USA), INC.
(Formerly known as Mitsubishi Securities (USA), Inc.)
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF FEBRUARY 28, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC MAIL PROCESSING RECEIVED APR 2 6 2006 WASH, D.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (formerly known as Mitsubishi Securities (USA), Inc.) (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of February 28, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. at February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 24, 2006

Member of
Deloitte Touche Tohmatsu

Mitsubishi UFJ Securities (USA), Inc.
(Formerly known as Mitsubishi Securities (USA), Inc.)
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)

Statement of Financial Condition
February 28, 2006

ASSETS	
Cash and cash equivalents	$ 12,043,817
Cash and securities deposited with clearing organization or segregated under federal and other regulations or requirements	1,500,000
Securities owned	170,956,819
Securities purchased under agreements to resell	3,854,682,610
Securities received as collateral	26,647,927
Securities borrowed	43,869,375
Receivables:	
Brokers, dealers and clearing organization	308,756,037
Customers	730,510
Affiliates	6,088,469
Interest receivable	14,552,451
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $3,185,170)	790,372
Deferred tax asset	365,885
Other assets	723,950
TOTAL ASSETS	$ 4,441,708,222
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold, but not yet purchased	$ 148,048,828
Securities sold under agreements to repurchase	3,710,994,762
Payables:	
Brokers and dealers	469,948,378
Customers	51,660
Affiliates	888,640
Interest payable	2,284,691
Obligation to return securities received as collateral	26,647,927
Accrued expenses and other liabilities	3,251,015
Total liabilities	4,362,115,901
STOCKHOLDER'S EQUITY:	
Common stock, no par value - 2,000 shares authorized, 690 shares outstanding	69,000,000
Retained earnings	10,592,321
Total stockholder's equity	79,592,321
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,441,708,222

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd. ("MS"), a publicly traded company in Japan which is majority owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMUFJ"). BTMUFJ is a wholly-owned subsidiary of Mitsubishi Tokyo UFJ Financial Group, Inc.

The Company is registered as a broker-dealer pursuant to Section 15b under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company engages in collateralized financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

Use of Estimates - The preparation of the Statement of Financial Conditions in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Cash and Securities Deposited with Clearing Organization or Segregated under Federal and Other Regulations or Requirements - Cash deposited with clearing organization represents funds deposited with the Fixed Income Clearing Corporation. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as operating transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. Additionally, the Company takes possession of the securities purchased under agreements to resell at the time such agreements are made. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*."

Securities Owned, and Securities Sold, But Not Yet Purchased - Securities owned, and securities sold, but not yet purchased, consist of trading securities at market values as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. Treasury Notes	$ -	$ 148,048,828
U.S. Treasury Bills	170,956,819	-

Securities Borrowed - The Company enters into securities borrowed transactions to obtain securities for settlement.

Derivative Instruments - All derivatives, primarily exchange traded futures, are recognized on the statement of financial condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from and payable to brokers, dealers, and clearing organization in the Statement of Financial Condition.

Interest Receivable and Payable - Interest receivable and payable consist mainly of interest accrued on repurchase agreements, reverse repurchase agreements, securities borrowed, securities owned, and securities sold, but not yet purchased.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years, and leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and performing consulting services in bond underwritings.

Service Fees - Service fees are derived from facilitating securities transactions for affiliates. These revenues are recognized on an accrual basis over the period the services are rendered.

Commissions - Commissions are derived from facilitating securities transactions for customers. These revenues are recognized on a net basis in accordance to Emerging Issues Task Force 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent."*

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* to account for transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

Receivables and Payables - Customers - The amounts shown represent the receivable from and payable to customers in connection with securities transactions executed on a receive versus payment or delivery versus payment basis.

Receivables and Payables - Brokers, Dealers and Clearing Organization - Receivables from brokers, dealers and clearing organization include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement dates. Amounts receivable from and payable to broker-dealers and clearing organizations at February 28, 2006, consist of the following:

	Receivables	*Payables*
Pending trades	$213,424,132	$379,300,677
Securities failed-to-deliver/receive	92,567,754	90,025,600
Capital markets deals	1,348,589	-
Futures	867,077	-
Other	548,485	622,101
	$308,756,037	$469,948,378

2. RELATED PARTY ACTIVITIES

The Company has entered into related party transactions with affiliates, including MS. These transactions include facilitating securities transactions for affiliates, repurchase and reverse repurchase agreements, advisory services, clearing and operational support.

At February 28, 2006, assets and liabilities with related parties consist of the following:

Assets:		
Cash and cash equivalents	$	2,330,993
Securities purchased under agreements to resell		566,678,200
Receivables:		
Customers		219,976
Affiliates		6,088,469
Interest receivable		712,854
Total	$	576,030,492
Liabilities:		
Securities sold under agreements to repurchase	$	85,415,631
Payables:		
Customers		21,787
Affiliates		888,640
Interest payable		146,152
Accrued expenses and other liabilities		370,780
Total	$	86,842,990

3. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, "*Accounting for Income Taxes*", which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

State and local taxes have been computed on an average asset basis.

Deferred tax assets of approximately $620,000 are primarily attributable to the tax benefit of the temporary differences between book and tax depreciation. Deferred tax liabilities of approximately $37,000 are primarily due to tax amortization in excess of financial statement amortization at February 28, 2006. The Company recorded a valuation allowance in the amount of $217,000 against state and local deferred tax assets. It is in the opinion of the Company that it is more likely than not that these state and local deferred tax assets will not be realized.

The state and local valuation allowance increased by $46,000 due to the increase in state and city deferred tax assets.

Net deferred tax assets as of February 28, 2006 have the following components:

		Federal	State & Local	Total
Deferred tax asset	$	390,000	230,000	620,000
Valuation allowance		-	(217,000)	(217,000)
Deferred tax (liability)		(24,000)	(13,000)	(37,000)
Net deferred tax asset	$	366,000	-	366,000

4. TRADING ACTIVITIES

Market Risk - In the normal course of business, the Company enters into both the purchase and sale of securities transactions in a variety of financial instruments with market risk in order to meet its financing and hedging needs, to reduce its exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. In connection with the Company's short sales of securities, the Company may be required to purchase securities at unfavorable market prices to satisfy obligations to counterparties.

Credit Risk - The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. The settlement of these transactions does not have a material effect upon the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of securities. Securities owned by the Company include securities issued by the U.S. government, which, in the aggregate, represented 4% of the Company's total assets at February 28, 2006. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements, which together represented approximately 87% of the Company's total assets at February 28, 2006, consist of securities issued by the U.S. government, and federal agencies.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contracted obligations.

In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material impact upon the Company's Statement of Financial Condition and the Company has not accrued a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At February 28, 2006, the fair value of securities received as collateral, prior to netting pursuant FASB Interpretation No. 41, where the Company is permitted to sell or repledge the securities was approximately $7,944,707,662 and the fair value of the portion that has been sold or repledged was approximately $7,764,517,489.

On the Statement of Financial Condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements, by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

5. COMMITMENTS AND CONTINGENCIES

Leases - BTMUFJ provides office space and certain administrative services to the Company.

6. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, securities borrowed, and receivables and payables from brokers, dealers, and clearing organization, and affiliates carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

In the normal course of business, the Company trades in U.S. government and agencies securities and derivative products (interest rate futures). In addition, the Company will perform principal transactions in various financial instruments.

7. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401-K Savings and Investment Plan (the "Retirement Savings Plan"), sponsored by BTMUFJ. Annual contributions are based on an amount that satisfies ERISA funding standards.

8. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At February 28, 2006, the Company had net capital of $59,705,622 which was $59,455,622 in excess of the requirements of $250,000.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 24, 2006

Mitsubishi UFJ Securities (USA), Inc.
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (formerly known as Mitsubishi Securities (USA), Inc.) (a wholly-owned subsidiary of the Mitsubishi UFJ Securities Co., Ltd.) for the year ended February 28, 2006 (on which we issued our report dated April 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP